UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*


                                   iPCS, Inc.
                               (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                        (Title of Class of Securities)

                                   44980Y305
                                (CUSIP Number)

                                December 31, 2006
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             Page 1 of 9 pages

CUSIP No.  44980Y305             13G             Page  2  of  9  Pages
---------- -----------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           3V Capital Management LLC
---------- -----------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [ ]
---------- -----------------------------------------------------------
        3  SEC USE ONLY
---------- -----------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------- -----------------------------------------------------------
                         5  SOLE VOTING POWER
                            0
                     ------ ------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES                1,166,858
   BENEFICIALLY      ------ -------------------------------------------
     OWNED BY            7  SOLE DISPOSITIVE POWER
       EACH                 0
     REPORTING       ------ ------------------------------------------
      PERSON            8  SHARED DISPOSITIVE POWER
       WITH                 1,166,858
---------- -----------------------------------------------------------
       9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           1,166,858
---------- -----------------------------------------------------------
       10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*
           N/A
---------- -----------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           6.9%
---------- -----------------------------------------------------------
       12  TYPE OF REPORTING PERSON*
           OO
---------- -----------------------------------------------------------

** Includes shares reported herein as beneficially owned by other reporting persons.

CUSIP No.  44980Y305             13G             Page  3  of  9  Pages
---------- -----------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Scott A. Stagg
---------- -----------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [ ]
---------- -----------------------------------------------------------
        3  SEC USE ONLY
---------- -----------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
---------- -----------------------------------------------------------
                         5  SOLE VOTING POWER
                            0
                     ------ ------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES                1,166,858
   BENEFICIALLY      ------ -------------------------------------------
     OWNED BY            7  SOLE DISPOSITIVE POWER
       EACH                 0
     REPORTING       ------ ------------------------------------------
      PERSON            8  SHARED DISPOSITIVE POWER
       WITH                 1,166,858
---------- -----------------------------------------------------------
       9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           1,166,858
---------- -----------------------------------------------------------
       10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*
           N/A
---------- -----------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           6.9%
---------- -----------------------------------------------------------
       12  TYPE OF REPORTING PERSON*
           IN
---------- -----------------------------------------------------------

** Includes shares reported herein as beneficially owned by other reporting persons.

CUSIP No.  44980Y305             13G             Page  4  of  9  Pages
---------- -----------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Gary Katcher
---------- -----------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [ ]
---------- -----------------------------------------------------------
        3  SEC USE ONLY
---------- -----------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
---------- -----------------------------------------------------------
                         5  SOLE VOTING POWER
                            0
                     ------ ------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES                1,166,858
   BENEFICIALLY      ------ -------------------------------------------
     OWNED BY            7  SOLE DISPOSITIVE POWER
       EACH                 0
     REPORTING       ------ ------------------------------------------
      PERSON            8  SHARED DISPOSITIVE POWER
       WITH                 1,166,858
---------- -----------------------------------------------------------
       9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           1,166,858
---------- -----------------------------------------------------------
       10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*
           N/A
---------- -----------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           6.9%
---------- -----------------------------------------------------------
       12  TYPE OF REPORTING PERSON*
           IN
---------- -----------------------------------------------------------

** Includes shares reported herein as beneficially owned by other reporting persons.

     This Schedule 13G is being filed on behalf of 3V Capital Management LLC, a Delaware limited liability company (the "Management Company"), Scott A. Stagg ("Stagg") and Gary Katcher ("Katcher"). This Schedule 13G relates to the
Common Stock, $0.01 par value, of iPCS, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock of the Company. The Management Company is the investment manager or adviser to one or more private investment funds and managed accounts (collectively, the "Funds"). The Management Company may be deemed to have beneficial ownership over the Common Stock directly owned by the Funds by virtue of the authority granted to it by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock. Stagg and Katcher are the managing members of the Management Company. Stagg and Katcher may be deemed to have beneficial ownership over the Common Stock directly owned by the Funds by virtue of the foregoing relationships. The Management Company, Stagg and Katcher may be referred to herein as the "Reporting Persons."

Item 1(a).   Name of Issuer:

                 iPCS, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

                 1901 N. Roselle Road
		 Schaumburg, IL  60195

Items 2(a)   Name and Principal Business Address of Person Filing:
and 2(b).

     This Schedule 13G is being jointly filed by the Reporting Persons. The principal business address of each reporting person is 3 Greenwich Office Park, Greenwich, Connecticut 06831.

Item 2(c).   Citizenship:

     3V Capital Management LLC is a Delaware limited liability company. Stagg and Katcher are each a citizen of the United States.

Item 2(d).   Title of Class of Securities:

                 Common Stock, $0.01 par value

Item 2(e).   CUSIP Number:

                 44980Y305

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

     (a) [ ]  Broker or Dealer registered under section 15 of the Act,

     (b) [ ]  Bank as defined in section 3(a)(6) of the Act,

     (c) [ ]  Insurance Company as defined in section 3(a)(19) of the Act,

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

     (e) [ ]  An investment adviser in accordance with ss. 240.13d-
              1(b)(1)(ii)(E),

     (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F),

     (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G),

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940,

     (j) [ ]  A group, in accordance with ss. 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     The following states the beneficial ownership of the reporting persons as of May 16, 2007. See also the notes appearing at the end of this Item 4.


     3V Capital Management LLC:

     (a)  Amount beneficially owned:  1,166,858 shares

     (b)  Percent of class: 6.9%

     (c)  Number of shares as to which such person has:
           (i)  Sole power to vote or to direct the vote:
		None
           (ii) Shared power to vote or to direct the vote:
		1,166,858 shares
           (iii)Sole power to dispose or to direct the disposition of:
		None
           (iv) Shared power to dispose or to direct the disposition of:
		1,166,858 shares

     Scott A. Stagg:

     (a)  Amount beneficially owned:  1,166,858 shares

     (b)  Percent of class: 6.9%

     (c)  Number of shares as to which such person has:
           (i)  Sole power to vote or to direct the vote:
		None
           (ii) Shared power to vote or to direct the vote:
		1,166,858 shares
           (iii)Sole power to dispose or to direct the disposition of:
		None
           (iv) Shared power to dispose or to direct the disposition of:
		1,166,858 shares

     Gary Katcher:

     (a)  Amount beneficially owned:  1,166,858 shares

     (b)  Percent of class: 6.9%

     (c)  Number of shares as to which such person has:
           (i)  Sole power to vote or to direct the vote:
		None
           (ii) Shared power to vote or to direct the vote:
		1,166,858 shares
           (iii)Sole power to dispose or to direct the disposition of:
		None
           (iv) Shared power to dispose or to direct the disposition of:
		1,166,858 shares

As the investment manager or adviser to each of the Funds, the Management Company may be deemed to have beneficial ownership over 1,166,858 shares of Common Stock directly owned by the Funds (none of which individually beneficially own more than 5% of the class), by virtue of the authority granted to it by the Funds to vote and to dispose of the securities held by the Funds, including the shares of Common Stock. As Managing Members of the Management Company, Stagg and Katcher may be deemed to have beneficial ownership over 1,166,858 shares of Common Stock directly owned by the Funds.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following  [   ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     Each of the Funds has the right to receive dividends from and the proceeds of the sale of the Common Stock owned by such entities. None of such parties individually owns beneficially more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     By signing below I (we) certify that, to the best of my (our) knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                  Signatures

        After reasonable inquiry and to the best of my (our) knowledge and belief, I (we) certify that the information set forth in this statement is true, complete and correct.

Date:  May 24,  2007

3V Capital Management LLC

/s/ Scott A. Stagg
-----------------------------
By:  Scott A. Stagg
Title:  Managing Member



/s/ Scott A. Stagg
-----------------------------
Scott A. Stagg, an individual



/s/ Gary Katcher
-----------------------------
Gary Katcher, an individual




                                     Exhibit 1
                              Joint Filing Agreement

3V Capital Management LLC, a Delaware limited liability company, and Scott
A. Stagg and Gary Katcher, each an individual, hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934. It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe such information is inaccurate. It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments thereto, filed on behalf of each of the parties hereto.


Date:  May 24,  2007

3V Capital Management LLC

/s/ Scott A. Stagg
-----------------------------
By:  Scott A. Stagg
Title:  Managing Member



/s/ Scott A. Stagg
-----------------------------
Scott A. Stagg, an individual



/s/ Gary Katcher
-----------------------------
Gary Katcher, an individual